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                                                                     EXHIBIT 4.8

              FORM OF 11% CONVERTIBLE SUBORDINATED PROMISSORY NOTE

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND IS TRANSFERABLE ONLY UPON CONDITIONS SPECIFIED IN THE PURCHASE AGREEMENT REFERRED TO HEREIN.

                         WATERMARC FOOD MANAGEMENT CO.
                       11% Convertible Subordinated Note
                               Due June 30, 2002

         Watermarc Food Management Co., a Texas corporation (the "Company), for value received, promises to pay to __________________ or registered assigns, the principal amount of $__________________ as provided herein, and to pay interest on outstanding principal at the rate of 11% per annum quarterly on March 31, June 30, September 30 and December 31 of each year any principal amount hereof remains outstanding (each an "Interest Payment Date") commencing an September 30, 1997. The principal balance of this Note shall be paid based on a three (3) year equal quarterly amortization of unpaid principal due and owing as of June 30, 1999, which amount will be payable quarterly on the Interest Payment Dates commencing on September 30, 1999, with the final payment of all outstanding principal and interest due and payable on June 30, 2002. Payment of principal and interest shall be made at the offices of the Company in lawful money of the United States of America, and shall be mailed to the registered owner or owners hereof at the address appearing on the books of the Company.

         1. Series. This Note is one of a duly authorized issue of notes of the Company designated as its 11% Convertible Subordinated Notes due June 30, 2002 (the "Notes") and shall be issued in minimum demonstrations of $25,000, all of like date, tenor and maturity, except variations necessary to express the amount and payee of each Note, and is issued pursuant to that certain Purchase Agreement (the "Purchase Agreement"), between the Company and the Purchasers of the Notes. The terms of this Note include those stated in the Purchase Agreement Reference is hereby made to the Purchase Agreement and all supplements thereto for a complete statement of the respective rights, limitations of rights and immunities thereunder of the Company and the holders of the Notes, respectively.

         2. Equal Rank. All Notes of this issue rank equally and ratably without priority over one another.

         3. Conversion. The holder or holders of this Note may convert, at any time prior to the maturity hereof, the entire principal amount of and the accrued interest on this Note into Common Stock of the Company at the conversion rate of $1.50 of principal and accrued interest for one share of Common Stock; provided that if the Company has called this Note for redemption, the right to convert shall terminate at the close of business on the fifth business day prior to the date fixed as the date for the redemption. If this
Note is not called for redemption and is converted between a record date for the payment of interest and the next succeeding Interest Payment Date, the interest payable on such succeeding Interest Payment Date shall be paid to the holder hereof at the close of business on such record date despite such conversion, unless earlier converted into shares of Common Stock in accordance herewith.

         To convert this Note, the holder or holders must surrender the same at the office of the Company, accompanied by a written notice of conversion and by a written instrument of transfer in a form satisfactory to the Company, properly completed and executed by the registered holder or holders hereof or a duly authorized attorney.


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        4.      FRACTIONAL SHARES. In lieu of issuing any fraction of a share upon conversion of this Note, the Company, shall pay to the holder hereof, for any fraction of a share otherwise issuable upon the conversion, cash equal to the same fraction at the then closing bid or last sale price of the company's Common Stock as quoted on the Nasdaq Small Cap Market, an exchange or otherwise on any over-the-counter market on the trading day preceding such conversion.

        5. ADJUSTMENTS TO CONVERSION. If the Company at any time pays to the holders of its Common Stock a dividend in Common Stock, the number of shares of Common Stock issuable upon the conversion of this Note shall be proportionally increased, effective at the close of business on the record date for determination of the holders of the Common Stock entitled to the dividend.

        If the Company at any time subdivides or combines in a larger or smaller number of shares its outstanding shares of Common Shares, then the number of shares of Common Stock issuable upon the conversion of this Note shall be proportionally increased in the case of a subdivision and decreased in the case of a combination, effective in either case at the close of business on the date that the subdivision or combination becomes effective.

        In case of any reclassification of the Common Stock, any consolidation of the Company with, or merger of the Company into, any other entity, any merger of any entity into the Company (other than a merger which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Common Stock), any sales or transfer of all or substantially all of the assets of the Company, or any compulsory share exchange whereby the Common Stock is converted into other securities, cash or other property, then provisions shall be made such that the holders of this Note shall have the right thereafter, during the period that this note shall be convertible, to convert this Note only into the kind and amount of securities, cash and other property receivable upon such reclassification, consolidation, merger, sale, transfer or share exchange by a holder of the number of shares of Common Stock into which this Note might be converted immediately prior to such reclassification, consolidation, merger, sale, transfer or share exchange.

        6. SUBORDINATION. The rights of holders of the Notes to receive payment of any principal or interest thereon is subject and subordinate to the prior payment of the principal of, (and premium, if any) and the interest on, the Company's Senior Indebtedness, as defined in the Purchase Agreement. Upon any receivership, insolvency, assignment for the benefit of creditors, bankruptcy, reorganization, sale of all or substantially all of the assets, dissolution, liquidation, or any other marshalling of the assets and liabilities of the Company, or if the Notes are declared due and payable upon the occurrence of an Event of Default, as described below, then no amount shall be paid by the Company with respect to principal and interest thereon unless and until the principal of, and interest on, all Senior Indebtedness then outstanding is paid in full.

        7. SECURITY. It is intended that this Note be secured by the Common Stock of Marco's Mexican Restaurants, Inc., as provided in, and subject to, the terms and conditions set forth in the Memorandum and the Purchase Agreement.

        8. DEFAULT. If any of the events described in Section 11 of the Purchase Agreement occur (an "Event of Default"), the entire unpaid principal amount of, and accrued and unpaid interest on, this Note shall immediately be due and payable.

        9. MANDATORY CONVERSION AT OPTION OF COMPANY. The Note is subject to mandatory conversion at the option of the Company, upon thirty (30) days written notice, if at any time the closing bid or last sales price of the Common Stock as quoted on the Nasdaq Small Cap Market, an exchange or otherwise on any over-the-counter market for a period of twenty (20) consecutive trading days ending within fifteen (15) days of the date on which notice of conversion is given exceeds $4.50 per share. Upon a mandatory conversion of the Note by the Company, the Note shall be converted to Common Stock of the




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Company at the conversion ratio of $1.50 of principal and accrued interest for one share of Common Stock. All other provisions with respect to conversion rights generally, including but not limited to the adjustment of the conversion rate in certain events, shall be applicable hereto in the event the Company exercises its option to cause a mandatory conversion of the Note.

         If the Note is mandatorily converted between a record date for the payment of interest and the next succeeding Interest Payment Date, interest payable on such succeeding Payment Date shall be paid to the holders thereof at the close of business on such record date despite conversion.

         Holders of the Note will be entitled to the same rights applicable at the time of conversion to other holders of Common Stock.

         10. Redemption This Note maybe redeemed at anytime prior to maturity, as a whole at any time or in part from time to time at the office of the Company, upon the notice referred to below, at the following redemption prices (expressed in percentages of the principal amount of this Note) together with accrued interest to the date of redemption:

If Redeemed During 12                                      Percentage of
Month Period Beginning                                    Principal Amount

     June 30, 1997 ............................................ 103
     June 30, 1998 ............................................ 102
     June 30, 1999 ............................................ 101
     June 30, 2000 ............................................ 100
     June 30, 2001 ............................................ 100

         11. Notice of Redemption, Etc. Notice of redemption shall be mailed to the holders of this Note not less than twenty (20) nor more than sixty (60) days prior to the date fixed for redemption at their last address as it appears upon the records of the Company. If this Note is redeemed in part, the Company shall, without charge to the holder or holders hereof, either (1) execute and deliver to the holder or holders a like note for the unredeemed balance of the principal amount hereof, or (2) make note hereon of the principal amount called for redemption and redeemed, upon offender of this Note at the office of the Company. Following the date fixed for redemption, interest shall be payable only on the portion of this Note not called for redemption.

         12. Exchange. The holder of this Note may, at any time on or before the date of its maturity or the date fixed for its redemption, by surrendering this Note to the Company at its office, exchange this Note and/or any other of the Notes for another note or notes of a like principal amount and of like tenor, date and maturity in denominations of $5,000 or any multiple of that amount.

         13. Registered Owner. The Company may treat the person or persons whose name or names appear hereon as the absolute owner or owners of this Note for the purpose of receiving payment of, or on account of, the principal and interest due on this Note for all other purposes, and it shall not be affected by any notice to the contrary.

         14. Registration Rights. The shares of Common Stock issuable on conversion of the principal and accrued but unpaid interest due and owing hereunder shall have certain registration rights more particularly set forth in the applicable provisions of the Purchase Agreement.

         15. Company Obligation. The holder or holders of this Note shall not have any recourse for the payment in whole or of any part of the principal or interest on this Note against any incorporator, or present or future shareholder of the Company by virtue of any law, or by the enforcement of any assessment, or otherwise, or against any officer, director, employee or attorney of the Company by reason




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of any matter arising prior to or after the delivery of this Note, or against any present or future officer, director, employee or attorney of the Company. The holder or holders of this Note, by the acceptance hereof and as a part of the consideration for this Note, expressly agree that the Notes are obligations solely of the Company and expressly release all claims and waive all liability against the foregoing persons in connection with this Note.

IN WITNESS WHEREOF, the Company has signed and sealed this Note this ___ day of ___, 1997.


                                        WATERMARC FOOD MANAGEMENT CO.


                                        By:
                                           ------------------------------------
                                           Ghulam M. Bombaywala, Chairman of the
                                           Board and Chief Executive Officer





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